

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 15, 2016

Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Rental Car Holding Company, Inc.
8501 Williams Road
Estero, FL 33928

> **Re:** **Hertz Rental Car Holding Company, Inc.**
> **Form 10-12B**
> **Filed December 21, 2015**
> **File No. 001-37665**

Dear Mr. Kennedy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10

1. We note that you incorporate by reference into this registration statement a number of agreements which were filed by Hertz Global Holdings, Inc. and The Hertz Corporation. We also note that certain of these agreements are covered by confidential treatment requests submitted by the aforementioned companies. While you may incorporate by reference to these redacted exhibits, which are subject to confidential treatment requests, Hertz Rental Car Holding Company, or "New Hertz," needs to submit its own confidential treatment application, including unredacted exhibits. As such, please submit your own separate confidential treatment request for these agreements and any redacted material.

Item 1. Business

2. We note that the information required by this item has been incorporated by reference from "Part I – Item 1. Business" from Hertz Global Holdings, Inc.'s Form 10-K for the fiscal year ended December 31, 2014. Please provide a "Recent Developments" section, if appropriate, to update the disclosure, or advise. Similarly, revise to include any additional "Risk Factors," if appropriate.

Item 5. Directors and Executive Officers

3. Please add some introductory language to accompany this section to clarify that the directors and officers of New Hertz will be the same as the current ones from Hertz Global Holdings, Inc. or advise.

Exhibit 99.1

Information Statement

General

4. We note your disclosure that HERC expects to enter into some financing agreements related to the Spin-Off. Please advise as to the timing of entering into the agreements. If the agreements are entered into prior to the Spin-Off, please tell us where the agreements will be filed, as it relates to this Information Statement.

Questions and Answers About the Spin-Off, page v

What will be the relationship between New Hertz and HERC Holdings, page ix

5. We note the listed agreements will be filed as exhibits to the Form 10. Please advise as to where they will be filed in regards to HERC Holdings and the Information Statement.

Our Company, page 4

6. Please refer to the last paragraph. Please revise to disclose your net income for each period. In this regard, we note that your current disclosure only discusses revenue and Adjusted EBITDA.

Strong Brand Recognition, page 8

7. We note your disclosure in the second risk factor on page 30 that as a result of the separation from New Hertz you will lose Hertz's brand and reputation. Please revise this

section to discuss any licensing arrangements with New Hertz and disclose that any such arrangements may only be for a limited period of time. Please also add to the "Question and Answer" section disclosure about licensing arrangements and that the licensing regarding the use of the Hertz brand name may only be for a limited time.

Management's Discussion and Analysis of Financial Condition, page 57

Results of Operations, page 59

8. We note direct operating expenses primarily consist of wages and related benefits; facility, self-insurance and reservation costs; and other costs relating to the operation and rental of revenue earning equipment, such as damage, maintenance and fuel costs. Given the significance of direct operating expenses to your statements of operations, please expand your discussion and analysis of this broad category of expenses to separately quantify and discuss changes in significant components that caused direct operating expenses to materially vary (or not vary when expected to) and the underlying factors for those changes. Additionally, the impacts of material variances in components that offset each other should be separately disclosed and quantified. Refer to Item 303(a)(3)(i) of Regulation S-K.

Selected Operating Data, page 63

9. We note that in addition to providing useful information about operating performance, management believes that EBITDA and Adjusted EBITDA help investors gain an understanding of the factors and trends affecting ongoing cash earnings from which capital investments are made and debt is serviced. In this regard, please clarify for us and in your disclosures whether you consider these non-GAAP measures as liquidity measures as well. If so, please also reconcile EBITDA to cash flows from operating activities, the apparent most directly comparable GAAP financial measure in accordance with Item 10(e)(1)(i) of Regulation S-K.

Business, page 74

Sales of Rental Equipment, page 82

10. Please briefly expand upon your disclosure regarding sales of new equipment or advise.

Compensation Discussion and Analysis, page 95

11. Please revise this section and the Executive Compensation section on page 112 to include Item 402 disclosure for your last completed fiscal year, i.e. December 31, 2015. Similarly, please also provide updated Executive Compensation for Hertz Rental Car Company, Inc., in the Form 10, under Item 6. Executive Compensation.

Certain Relationships and Related Party Transactions, page 120

Agreements with Carl C. Icahn, page 120

12. We note your disclosure that HERC Holdings, as the legal successor to Hertz Holdings, will continue to be subject to the rights and obligations of Hertz Holdings under the Nomination and Standstill Agreement following the Spin-Off. We also note that the Management section on page 88 does not reference any Icahn Designees. Please advise and revise the Management section, as applicable.

Report of Independent Registered Certified Public Accounting Firm, page F-2

13. Please provide a signed audit report in accordance with Rule 2-02 of Regulation S-X.

Combined Statements of Income, page F-4

14. We note you account for revenue earning equipment on your balance sheets and statements of cash flows as productive assets rather than as inventory. Please explain to us your basis for presenting the sale of used revenue earning equipment as revenues rather than as net gains or losses from the sale of productive assets in operating expenses pursuant to Regulation S-X, Article 5-03(b)(6). In this regard, we note you previously classified such amounts as a component of depreciation expense in the statements of operations of Hertz Global Holdings. Refer to footnote 68 to SAB Topic 13.B.

Note 9: Segment Information, page F-45

15. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William L. Tolbert
        Jenner & Block LLP